Exhibit 4.12

Cost Sharing Agreement

This Cost Sharing Agreement (this “Agreement”), dated as of March 3, 2023 (the “Effective Date”), is by and among Ambipar Participações e Empreendimentos S.A., a Brazilian corporation enrolled with the CNPJ/ME under No. 12.648.266/0001-24, with head offices at Av. Pacaembu No. 1088, room 09, Pacaembu, at the City and State of São Paulo, Zip Code 01234-000 (“Ambipar”), Emergência Participações S.A., a company organized under the laws of Brazil, with head offices at Avenida Angélica, No. 2346, 5th floor, room 04, Consolação, in the City and State of São Paulo, Brazil, Zip Code 01.228-200, enrolled with the CNPJ/ME under No. 10.645.019/0001-49 (“Emergência”) and its subsidiaries listed in Exhibit A hereto (each a “Subsidiary” and jointly with Emergência, the “Recipients”. Ambipar and the Recipients are hereinafter referred to individually as a “Party” and, collectively, as the “Parties”, and, as intervening consenting party, Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands, with registered offices at CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001 (“New PubCo”).

WHEREAS, Ambipar is a holding company with investments in entities that perform activities related to the collection, transport, management and recovery of waste, reverse manufacturing, prevention, training, and emergency assistance;

WHEREAS, the Recipients are Controlled by Ambipar;

WHEREAS, pursuant to the terms and subject to the conditions of that certain Business Combination Agreement dated July 5, 2022 by and among New PubCo, Ambipar, Emergência, Ambipar Merger Sub and HPX Corp. by which the parties thereto have agreed on the terms of a joint investment in Emergência (“Business Combination Agreement”);

WHEREAS, the Recipients wish that Ambipar provides certain shared administrative activities to the Recipients under and pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1 Defined Terms. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the following meanings:

(a)               “Activities” means organization and corporate support activities, marketing, compliance, legal, IT, treasury, controllership, human resources, invoicing, debt collection, project assessment, accounting documentation, fleet management, quality function, labor safety, investor relations and sustainability advisory services.

(b)               “Actual Monthly Ambipar Response Expenses” means the Monthly Ambipar Response Expenses actually incurred by the Recipients in a calendar month.

(c)               “Actual Ambipar Response Expenses” means with respect to any given calendar year, the sum of all the Actual Monthly Ambipar Response Expenses incurred in each month of such calendar year.

(d)               “Additional Activities” means any additional activities not covered by the terms of this Agreement that the Parties may mutually agree in writing (by means of the execution of an amendment to this Agreement) that will be performed, managed or executed by Ambipar to support the growth and development of the Recipients.

(e)               “Affiliate” means, as applied to any Person, any other Person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with, such Person.

(f)                “Ambipar Environmental Business” means the activities carried out by Environmental ESG Participações S.A and its subsidiaries.

(g)               “Ambipar Response Business” means the activities carried out by New Pubco and its subsidiaries.

(h)               “Ambipar Response Expenses” means the Expenses multiplied by the Expenses Participation. For the calendar year 2022, the Ambipar Response Expenses is equal to twelve million nine-hundred thousand Brazilian Reais (R$12,900,000.00).

(i)                 “Ambipar Response Expenses Adjustment Amount” means the Ambipar Response Expenses minus the Actual Ambipar Response Expenses.

(j)                 “Brazilian Civil Code” means Law 10,406, of January 10, 2002.

(k)               “Business Day” means any day of the year other than (i) any Saturday or Sunday or (ii) any other day on which banks located in the City of São Paulo, Brazil are closed for business.

(l)                 “Control” means (including with correlative meanings, the terms “Controlling,” “Controlled by” and “under common Control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, according to the Brazilian Corporate Law No . 6,404/76.

(m)             “Expenses” means the aggregate amount of estimated expenses to be incurred by Ambipar for the Shared Activities in any given calendar year to be provided to the Ambipar Response Business and the Ambipar Environmental Business, as of the date hereof and updated at the end of each financial year of Ambipar thereafter.

(n)        “Expenses Participation” means either the Revenue Participation or such other method to determine the allocation of Expenses between the Ambipar Environmental

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Business and the Ambipar Response Business as may be jointly determined by Ambipar and the Recipients in writing by its legal representatives, annually at the latest 60 (sixty) days before the end of the fiscal year, subject to the prior approval of New PubCo’s audit committee.

(o)       “Data Protection Laws” mean any data protection or privacy Legal Requirements, whether currently in force or enacted during the Term, including from the Brazilian Federal Law No. 13,709/2018 (General Data Protection Law – LGPD), as amended, and its regulations.

(p)       “Governmental Entity” means (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

(q)       “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, collective bargaining agreement or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(r)        “Monthly Ambipar Response Expenses” means the Ambipar Response Expenses divided by twelve (12).

(s)       “Order” mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

(t)        “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint-stock company), firm or another enterprise, association, organization, entity or Governmental Entity.

(u)       “Personnel” of a Person means any agents, employees, contractors or subcontractors engaged or appointed by such Person.

(v)       “Representatives” means with respect to any Person, such Person’s directors, officers, managers, employees, agents, advisors and other representatives.

(w)      “Revenue Participation” means the percentage of the net revenues of Ambipar generated by Ambipar Response Business as of the date hereof and updated at the end of each financial quarter of Ambipar thereafter.

(x)       “Shared Activities” means the activities set forth in Exhibit B hereof and any Additional Activities that may be mutually agreed upon from time to time.

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(y)      “Tax” or “Taxes” means, without duplication, (a) any and all federal, state, local and non-US taxes, including, without limitation, gross receipts, income, profits, license, sales, services use, estimated, occupation, value added, ad valorem, garancias ocasionales, transfer, franchise, withholding, payroll, social security, para-fiscal contributions, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability for the payment of any amounts of the type described in (a) as a result of contract, transferee liability or of being a member of an affiliated, consolidated, combined, unitary or aggregate group or of any other relationship giving rise to statutory subsidiary liability (“responsabilidade tributária”), being the party legally responsible for withholding and/or collection (“responsável tributário”) and/or as tax successor (“sucessor tributário”).

(z)       “Tax Authority” means any national, federal, state, local, or municipal Governmental Entity exercising authority to charge, audit, regulate or administer the imposition of Taxes (including the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) and the U.S. Internal Revenue Service).

(aa) “Third Party” means any Person, other than Ambipar and the Recipients.

Section 1.2 Construction.

(a)       As used in this Agreement, (i) each of the words “include,” “includes” or “including” shall be deemed to be followed by the phrase “without limitation,” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (ii) references to any specific Legal Requirement in this Agreement shall be deemed to refer to such as amended from time to time and to any rules or regulations and interpretations promulgated thereunder; (iii) words defined in the singular have the parallel meaning in the plural and vice versa; (iv) references to “written” or “in writing” include in electronic form; (v) the terms “hereof,” “herein,” “hereby,” “hereto,” “hereinafter,” “hereunder” and derivative or similar words shall, unless otherwise stated, be construed to refer to this entire Agreement as a whole, including the Exhibits and Schedules hereto, and not merely to any particular provision of this Agreement; (vi) references to articles, sections, clauses, exhibits and schedules are to the articles, sections and clauses of, and exhibits and schedules to, this Agreement, unless otherwise specified; (vii) terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement and when used in any certificate or other document made or delivered pursuant hereto, except as otherwise indicated in this Agreement or unless otherwise defined therein; (viii) all references to “days” in this Agreement shall mean calendar days unless otherwise specified; (ix) words of any gender include each other gender; (x) the word “or” shall be disjunctive but not exclusive; (xi) reference to any Person includes such Person’s successors and permitted assigns; (xii) references to amounts of currency are references to Brazilian Reais unless otherwise indicated; and (xiii) all the agreements (including this Agreement), documents or instruments herein defined mean such agreements, documents or instruments as the same may from time to time be supplemented or amended or the terms thereof waived or modified to the extent permitted by, and in accordance with, the terms thereof.

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(b)       Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day, as calculated pursuant to Section 132 of Brazilian Civil Code.

(c)       The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

NATURE AND SCOPE OF THE SHARED ACTIVITIES

Section 2.1 Shared Activities. Subject and pursuant to this Agreement, Ambipar will provide, or cause to be provided, to the Recipients the Shared Activities, and Ambipar will perform and provide such Shared Activities in a reasonable time, efficient and professional manner, at a level of skill and care as such as the Shared Activities were being performed, executed or managed prior to the date hereof. Additional Subsidiaries of Emergência may make use of the Shared Activities by adhering to the terms of this Agreement in writing.

Section 2.2 Review. Without prejudice to the above, but subject to the Business Combination Agreement, the Parties may, at any time during the term of this Agreement, review the Shared Activities, and any changes to the Shared Activities may be mutually agreed in writing by means of the execution of an amendment to this Agreement.

Section 2.3 Additional Recipients. At any time after the date hereof, any Subsidiary of Emergência may become a Recipient by executing a joinder to this Agreement in the form attached hereto as Exhibit C.

Section 2.4 Facilitation of Shared Activities.

(a)       Obligations of the Recipients. The Recipients shall (i) subject to the terms and conditions of ARTICLE V (Confidentiality), provide any information and documentation to Ambipar that is necessary for Ambipar to perform, execute or manage the Shared Activities (which shall include, but not be limited to, information related to budgeting, workforce planning (including information with respect to employee recruitment), human resources data-management systems and meal reimbursements); (ii) make available, as reasonably requested by Ambipar, sufficient resources, timely decisions, approvals and acceptances that are required by Ambipar so that Ambipar can accomplish its obligations hereunder in a timely manner, and (iii) provide reasonable access to Ambipar (or the Personnel who need to have such access) to premises, employees, contractors, systems and equipment of the Recipients to the extent required to enable Ambipar to provide and perform the Shared Activities.

(b)       Additional Obligations of the Recipients. If the use of a software/system is required by the Recipients or by Ambipar so that Ambipar can accomplish its obligations hereunder in a timely manner, (i) the Recipients shall directly negotiate the purchase of new software/systems licenses with vendors from time to time, provided that such vendors and licenses meet Ambipar`s criteria for its own vendors and licenses, or (ii) if Ambipar purchases such licenses directly after obtaining prior written consent of the Recipients, Ambipar shall be reimbursed by the Recipients for the purchase price for such licenses on a pro rata basis considering the portion actually used in order to accomplish obligations hereunder.

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ARTICLE III

REIMBURSEMENT AND PAYMENT

Section 3.1 Payment of Monthly Ambipar Response Expenses. Within two (2) Business Days of each calendar month, Emergência shall pay in advance, or cause each of the Recipients to pay in advance, to Ambipar, the Monthly Ambipar Response Expenses for such month in accordance with the pro-rata participation of each of the Recipients in the net revenue generated by Emergência.

Section 3.2 Report(a).

(a)       Within fifteen (15) days from the first day of a subsequent month, Ambipar shall send a report to the Recipients describing the Actual Monthly Ambipar Response Expenses (the “Report”).

(b)       The Recipients shall have the right to dispute any Report sent by Ambipar. Such dispute shall be made during the course of the subsequent quarter following receipt of such Report. Upon the completion of the dispute, Ambipar shall, if necessary, reissue the Report, correcting such month’s Actual Monthly Ambipar Response Expenses.

Section 3.3 Annual Expenses Reconciliation.

(a)       Within ninety (90) days from the last Business Day of Ambipar’s financial year, Ambipar shall calculate the Actual Ambipar Response Expenses for such calendar year.

(b)        If the Ambipar Response Expenses Adjustment Amount is a positive number, the Ambipar shall issue a note of credit to the Recipients in an amount equal to the Ambipar Response Expenses Adjustment Amount.

(c)       If the Ambipar Response Expenses Adjustment Amount is a negative number, Emergência shall pay, or cause each of the Recipients to pay, to Ambipar, the Ambipar Response Expenses Adjustment Amount in accordance with the pro-rata participation of each Recipient in the Actual Ambipar Response Expenses for such calendar year.

Section 3.4 Update of Ambipar Response Expense. The Ambipar Response Expense shall be updated on a quarterly basis, based on the updated Expenses Participation at the end of each financial quarter of Ambipar. The updated Ambipar Response Expense shall be used to calculate the Monthly Ambipar Response Expense for the successive three (3) calendar months.

Section 3.5 Taxes. Each Party shall be solely responsible for the payment of all Taxes for which such Party is responsible and charges, including, without limitation, those of a

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labor and social security nature, regarding the Personnel or Third Parties retained or employed by such Party.

Section 3.6 Late Payment. In the event any of the Parties fails to timely comply with any payment obligation set forth in this Agreement, the unpaid amount shall accrue, cumulatively, from the date the payment should have been made until the date on which it is actually made: (i) monetary adjustment by IPCA or IGPM, whichever is greater; and (ii) default interest set at 1% (one percent) per month, calculated pro-rata die.

Section 3.7 Penalty. In addition to the provisions set forth in Section 3.3, if the Recipients fail to timely comply with their payment obligations set forth in this Agreement and such failure continues for thirty (30) days following written notice sent by Ambipar, the Recipients shall pay to Ambipar a fine equivalent to 10% (ten per cent) of all amounts incurred as costs and expenses for the provision of the Shared Activities in the prior six (6) months from the receipt of such notice.

Section 3.8 No Offset. Neither of the Parties nor their Affiliates’ payment obligations hereunder shall be subject to offset or reduction for any reason, including by reason of any alleged breach of any provision of this Agreement.

ARTICLE IV

BOOKS AND REGISTRIES

Section 4.1 Obligation to Maintain Records. The Parties agree to keep proper records and proofs of payments of the Expenses incurred under this Agreement by each Party.

Section 4.2 Separate Records. The books, accounts and records of each Party to this Agreement must be kept separately to clearly and accurately demonstrate the nature and details of each transaction carried out, including the respective accounting information to demonstrate that the reimbursements have been appropriately made as provided herein, and must be sufficiently detailed to satisfy the legal and regulatory requirements that may apply.

Section 4.3 Request to Review. The Parties agree that each Party may, at any time, request and receive a copy of any and all reasonable documents, materials, reports, books and records of any kind exclusively relating to the Shared Activities.

ARTICLE V

CONFIDENTIALITY

Section 5.1 Confidentiality. From time to time during the Term (as defined below), either Party or its Representatives (as the “Disclosing Party”) may disclose or make available to the other Party or its Representatives (as the “Receiving Party”), non-public, proprietary, or confidential information of the Disclosing Party that, if disclosed in writing or other tangible form is clearly labeled as “confidential,” or if disclosed orally, is identified as confidential when disclosed (“Confidential Information”); provided, however, that Confidential Information does not include any information that: (a) is or becomes generally available to the public other than as a result of the Receiving Party’s breach of this Section 5.1; (b) is or becomes available to the Receiving Party on a non-confidential basis from a Third-Party source (other than a Representative of a Party), provided that such Third Party is not and was not prohibited from disclosing such Confidential Information; (c) was in the Receiving Party’s possession prior to the Disclosing Party’s disclosure; or (d) was or is independently developed by the Receiving Party without using or referencing any of the Disclosing Party’s Confidential Information. The Receiving Party shall: (i) protect and safeguard the confidentiality of the Disclosing Party’s Confidential Information with at least the same degree of care as the Receiving Party would protect its own similar confidential information, but in no event with less than a commercially reasonable degree of care; (ii) not use the Disclosing Party’s Confidential Information, or permit it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under this Agreement; and (iii) not disclose any such Confidential Information to any Person, except to Persons who reasonably need to know the Confidential Information to assist the Receiving Party, or act on its behalf, to exercise its rights or perform its obligations under this Agreement. If the Receiving Party is required by applicable Law to disclose any Confidential Information, it shall, prior to making such disclosure, use commercially reasonable efforts to notify the Disclosing Party of such requirements to afford the Disclosing Party the opportunity to seek, at the Disclosing Party’s sole cost and expense, a protective order or other remedy (and the Receiving Party shall reasonably cooperate with the Disclosing Party in connection therewith).

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ARTICLE VI

COMPLIANCE WITH LAW

Section 6.1 Legal Compliance.

(a)       Compliance with Laws. Each Party shall comply with all Laws applicable to its activities and performance under and in connection with this Agreement. Without limiting the generality of the foregoing, each Party represents and warrants to the other Party hereto that, in connection with this Agreement (including the negotiation, execution, or performance thereof), each Party will not violate and it has not violated (a) the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., (b) the United Kingdom Bribery Act of 2010, (c) Brazilian Federal Law No. 12,846/2013, (d) Brazilian Federal Law No. 8,429/1992, as amended including by Law No. 14,230/2021 (e) Brazilian Federal Law No. 9,613/1998, (f) Brazilian Federal Law No. 12,813/2013, (g) Brazilian Federal Law No. 8,666/1993, (h) Brazilian Federal Law No. 14,133/2021, (i) Brazilian Decree-Law No. 2,848/1940 or (j) any other applicable anti-corruption or anti-bribery Legal Requirements (collectively, the “Anti-Corruption Laws”).

(b)       Anti-Corruption. Each Party further represents and warrants that it has not offered, paid, promised to pay, or authorized, requested or received the payment of money or anything of value to or from any director, officer, employee or agent of the other Party (“Party-Associated Persons”), or any other Person in violation of applicable Anti-Corruption Laws, in performing its activities or in connection with this Agreement. Each Party also represents that it did not, and will not, attempt to exert any undue influence over any Party-Associated Person, or any other Person in violation of applicable Anti-Corruption Laws, in in performing its activities or connection with this Agreement. Each Party undertakes and covenants to refrain from offering, paying, promising to pay, or authorizing the payment of money or anything of value to any Party-Associated Person, or any other Person in violation of applicable Anti-Corruption Laws, at any time, whether or not in relation to this Agreement.

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Section 6.2 Data Privacy and Cybersecurity. Each Party shall comply and shall ensure that its Personnel and other Representatives comply with, the provisions of any Data Protection Laws applicable to their conduct under or in connection with this Agreement. To the extent required under applicable Data Protection Laws with respect to the transfer of personal data, the Parties shall enter into (or to the extent required by such Data Protection Laws, cause their respective Affiliates to enter into) such other agreements as may be required by the applicable Data Protection Laws. Each Party shall implement adequate policies and commercially reasonable security measures regarding the integrity and availability of the information technology and software applications owned, operated, or outsourced by that Party, and the data and intellectual property thereon. In case one Party or its Affiliates experiences any of the following events, it shall, as soon as such Party is aware, use reasonable efforts to notify the other Party immediately or, justified under the Data Protection Laws, at least within forty-eight (48) hours of a confirmed data breach involving the unauthorized access to or accidental or illicit destruction, loss, change, communication, or dissemination of information related to an identified or identifiable natural person provided by the other Party or its Affiliates or intellectual property; or any order issued by a judicial or administrative authority regarding data exchanged between the Parties under this Agreement. Each Party shall use reasonable efforts to notify the other Party immediately or, justified under the Data Protection Laws, at least within forty-eight (48) hours of receiving data subject requests related to an identified or identifiable natural person provided by the other Party or its Affiliates, such as access, rectification and deletion requests; and any complaint regarding the processing of data related to an identified or identifiable natural person provided by the other Party or its Affiliates, including allegations that the processing operations violate data subject rights.

ARTICLE VII

TERM AND TERMINATION

Section 7.1 Term, Termination, and Survival.

(a)       Term. This Agreement shall commence as of the Effective Date and shall continue thereafter until the fifth (5th) anniversary of the Effective Date, unless earlier terminated pursuant to this Agreement, and shall be renewed automatically for successive one (1) year terms for so long as Ambipar owns or controls 30% or more of the total combined voting power of all classes of voting stock of New PubCo (the “Term”) provided that prior to transferring Control and terminating this Agreement, Ambipar will notify Emergência and use its commercially best efforts to assist New PubCo to transition the Shared Activities to New PubCo, Emergência, the Recipients or any third Person, at New PubCo discretion.

(b)       Termination of Agreement.

(i)       Ambipar may terminate this Agreement, with sixty (60) days prior written notice to the Recipients, at its sole discretion for as long as it Controls New PubCo;

(ii)       Any Party may terminate this Agreement, effective upon written notice to the other Party which provides or receives Shared Activities (the “Defaulting Party”) if the Defaulting Party:

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(1)       materially breaches this Agreement, and such breach is incapable of cure, or with respect to a material breach capable of cure, the Defaulting Party does not cure such breach within ninety (90) days after receipt of written notice of such breach; or

(2)       (A) becomes insolvent or admits its inability to pay its debts generally as they become due; (B) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within ten (10) Business Days or is not dismissed or vacated within sixty (60) days after filing; (C) is dissolved or liquidated or takes any corporate action for such purpose; (D) makes a general assignment for the benefit of creditors; or (E) has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

(iii)       The Parties may terminate this Agreement by mutual written agreement of Ambipar and Emergência.

(iv)       Emergência may terminate this Agreement one hundred-eighty (180) days after delivery of written notice to Ambipar and the reimbursement of all reasonable and duly documented costs and expenses incurred by Ambipar until the date of the delivery of referred written notice and all reasonable and duly documented additional costs and expenses that Ambipar reasonably incurs in order to cease and terminate the provision of the Shared Activities provided to the Recipients.

(c)       Effect of Termination. Upon termination, (i) the Recipients shall remain obligated to make any outstanding payments owed to Ambiparand/or (ii) Ambipar shall remain obligated to make any outstanding payments owed to the Recipients, as applicable, under this Agreement. Notwithstanding anything to the contrary herein, upon any termination or expiration of this Agreement, this Agreement shall, upon Emergência’s written request, continue for an additional wind-down period, not to exceed three (3) months, to allow the Recipients to transition the Shared Activities then provided to a Third Party (the “Transition Period”). During the Transition Period, Ambipar shall continue to provide any ongoing Shared Activities that have not been transitioned from such Ambipar pursuant to, and on the same terms and conditions set forth in, this Agreement; provided, that the Recipients are in material compliance with this Agreement with respect thereto, mainly in relation to the payment obligations. For the avoidance of doubt, this Agreement shall terminate fully upon the completion of its transition or the end of the Transition Period, whichever is earlier. During the Transition Period, the Parties shall, at the Recipients’ cost and expense, reasonably cooperate in good faith in an effort to facilitate the transition by the Recipients from the Shared Activities hereunder.

(d)       Survival. Upon any termination or expiration of this Agreement, the following rights and obligations shall survive such expiration or termination: (a) the obligations of each Party under ARTICLE V (Confidentiality) (for one (1) year after such expiration or termination), ARTICLE VII (Term and Termination) and ARTICLE IX (Governing Law &

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Dispute Resolution) and (b) each Party’s right to receive payment in accordance with ARTICLE III (Fees and Payment) hereof for those Shared Activities rendered to such Party prior to, or in connection with (in accordance with the terms and conditions of this Agreement), the termination or expiration of this Agreement.

ARTICLE VIII

FORCE MAJEURE.

Section 8.1 Force Majeure. No Party or its Representatives shall be liable or responsible to the other Party or its Representatives, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations of the Recipients to make payments of Monthly Ambipar Response Expenses or Ambipar Response Expenses Adjustment Amount and any charges to Ambipar hereunder), when and to the extent such failure or delay is caused by or results from acts beyond the impacted party’s (“Impacted Party”) reasonable control, including the following events (“Force Majeure Events”): (a) acts of God; (b) flood, fire, earthquake, volcano eruption, or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) order of a Governmental Entity, Legal Requirement, or actions; (e) embargoes or blockades in effect on or after the date of this Agreement; (f) national or regional emergency; (g) epidemics and pandemics; (h) strikes, labor stoppages or slowdowns, or other industrial disturbances; (i) shortage of adequate power or transportation facilities; (j) failure, delay or inadequacy of Third Parties in delivering or otherwise providing products, parts, components or services; and (k) other similar events beyond the reasonable control of the Impacted Party.

Section 8.2 Resumption of Performance. The Impacted Party shall give notice as soon as reasonably practicable of the Force Majeure Event to the other Party that it either provides Shared Activities to or receives Shared Activities from stating the period of time the occurrence is expected to continue. The Impacted Party shall use commercially reasonable efforts to end the failure or delay and ensure the effects of such Force Majeure Event are minimized, and shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause. For the avoidance of doubt, the Recipients shall not be obligated to pay Ambipar for such Shared Activities during such period when Ambipar is not itself providing or procuring such Shared Activities.

ARTICLE X.

REPRESENTATIONS AND WARRANTIES.

Section 10.1 Representations and Warranties. The Parties hereto each, individually and not jointly, represent and warrant to any such other Party that it either provides Shared Activities to or receives Shared Activities from that (a) it is duly incorporated, organized or formed, validly existing, and in good standing as a corporation or other legal entity, as applicable, under the Legal Requirements of its jurisdiction of incorporation, organization or formation; (b) it has all rights, power and authority required to enter into this Agreement and to perform its obligations hereunder; (c) it has taken all requisite corporate and other action to approve and authorize the execution, delivery and performance of this Agreement; (d) such Party’s execution, delivery and performance of this Agreement will not violate any other agreement, restriction, or applicable Legal

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Requirement to which such Party is a party or by which such Party is bound; (e) when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Legal Requirements affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; and (f) no action, consent or approval by, or filing with, any Governmental Entity, or any other Person, is required in connection with the execution, delivery or performance by either Party of this Agreement or the consummation by either Party of the transactions contemplated by this Agreement.

Section 10.2 No Other Representations or Warranties. The Parties make no representations or warranties except for those provided in Section 10.1. All other representations and warranties, express and implied, are expressly disclaimed.

ARTICLE XI

INDEMNIFICATION.

Section 11.1 Indemnification.

(a)       Recipients’ Obligations. From and after the date of this Agreement, the Recipients shall indemnify, defend and hold harmless Ambipar and its Representatives on a pro rata basis considering the Expenses Participation from and against any and all proven losses, liabilities, claims, damages, costs (including attorneys’ fees), expenses, interests, awards, judgments, suits, disbursements, penalties (“Losses”) arising from any claim, action, suit or proceeding brought by any Third Party (“Third Party Claim”) to the extent it demonstrably relates to the Shared Activities provided to the Recipients (including the presence of Representatives of Ambipar on the property or premises of the Recipients or their Representatives in connection with the provision of Shared Activities), except if caused by Force Majeure or caused by fraud, gross negligence or willful misconduct of the Recipients. Nothing in this section shall be interpreted as to limit any right of recourse available to Recipients against such Third Party.

(b)       Ambipar’s Obligations. From and after the date of this Agreement, Ambipar shall indemnify, defend and hold harmless the Recipients and their respective Representatives on a pro rata basis considering the Expenses Participation from and against any and all proven Losses arising from any Third Party Claims to the extent it demonstrably relates to the Shared Activities provided to the Recipients or caused by fraud, gross negligence or willful misconduct of Ambipar. Nothing in this section shall be interpreted as to limit any right of recourse available to Ambipar against such Third Party.

(c)       Indemnification Procedures.

(i)       The party making a claim under this Section 11.1 is referred to as the “Indemnified Party” and the party against whom such claims are asserted under this Section is referred to as the “Indemnifying Party”. The Indemnified Party shall promptly notify the Indemnifying Party in writing of any pending or threatened Third Party Claim that the Indemnified Party has determined, has given or would reasonably be expected to give rise to a right of indemnification under

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this Agreement, describing in reasonable detail the facts and circumstances with respect to the subject matter of such Third Party Claim and, to the extent known, a good faith, non-binding, estimate of the aggregate Brazilian Reais amount of Losses to which such Indemnified Party might be entitled; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 11.1 except to the extent the Indemnifying Party is actually and materially prejudiced by such failure.

(ii)       Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 11.1(c)(i), the Indemnifying Party will be entitled to assume the defense and control of any Third Party Claim with counsel reasonably acceptable to the Indemnified Party (acting reasonably), but shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with the Indemnified Party’s own counsel and at the Indemnified Party’s own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim, it may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim. If the Indemnifying Party shall have assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim; provided that the Indemnifying Party shall (i) subject to any right of appeal, pay or cause to be paid all amounts in such settlement or judgment, (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim. The Indemnified Party will not consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably, withheld, conditioned or delayed.

Section 11.2 Mitigation. Notwithstanding anything to the contrary contained in this Agreement, nothing in this ARTICLE XI (Indemnification), regarding indemnification rights and indemnification obligations shall be deemed to override any obligations with respect to mitigation of Losses existing under applicable Legal Requirements.

ARTICLE XII

GOVERNING LAW & DISPUTE RESOLUTION

Section 12.1 Governing Law. This Agreement and all actions contemplated hereby shall be governed by, construed, interpreted, and enforced in accordance with the laws of Brazil.

Section 12.2 Dispute Resolution. Any and all disputes and controversies arising out of or in relation to this Agreement shall be notified to the other party and both parties shall endeavor its best efforts to solve them in an amicable way by means of direct negotiations held in good faith, for a period no longer than fifteen (15) business days counting from the date of the notice receipt.

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Section 12.3 Arbitration. Any dispute arising out of or in connection with this Agreement that is not amicably settled shall be submitted to arbitration, pursuant to Law 9.307/96, to be administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”) in accordance with its arbitration rules (“Rules”).

Section 12.4 Place and Language. The arbitration shall have its seat in the city and state of São Paulo, Brazil and shall be conducted in Portuguese.

Section 12.5 Constitution of the Arbitral Tribunal. The arbitral tribunal shall be composed of three (3) arbitrators. The claimant(s) shall appoint one (1) co-arbitrator and the respondent(s) shall appoint one (1) co-arbitrator, as per the Rules. The two (2) co-arbitrators, after consultations with the parties to the arbitration, shall jointly appoint the third arbitrator, who will act as president of the arbitral tribunal. If any of the parties to the arbitration fail to appoint the respective co-arbitrator, or if the two (2) co-arbitrators fail to agree on the appointment of the president of the arbitral tribunal within the time limits established by the ICC, the ICC shall make the missing appointments, as per the Rules.

Section 12.6 Urgent Measures. Prior to the constitution of the arbitral tribunal, any request for urgent measure may be addressed to the courts or to the emergency arbitrator, as per the Rules. After the constitution of the arbitral tribunal, any request for urgent measures shall be addressed directly to the arbitral tribunal, which may grant, uphold, modify or revoke any measure previously requested to the courts or to the emergency arbitrator, as the case may be.

Section 12.7 Venue for Judicial Measures. Without prejudice to this arbitration agreement, the Courts of São Paulo, State of São Paulo, Brazil shall have exclusive jurisdiction for any judicial request related to (i) the commencement of the arbitration, as per art. 7 of Law 9.307/96; (ii) provisional or urgent measures, as per art. 22-A of Law 9.307/96; (iii) the enforcement of extrajudicial enforcement title, without prejudice to the creditor’s prerogative pursuant to art. 516, sole paragraph, of Law 13.105/2015; (iv) the enforcement of arbitral awards, without prejudice to the creditor’s prerogative pursuant to art. 516, sole paragraph, of Law 13.105/2015; and (v) the annulment of or request for a supplemental arbitral award, as per arts. 32 and 33, §4, of Law 9.307/96; and (vi) any other disputes that are not subject to arbitration pursuant to Brazilian law. The filing of any judicial request admitted by or compatible with Law 9.307/96 shall not be construed as a waiver to arbitration.

Section 12.8 Confidentiality. The parties agree that the arbitration shall be confidential and that its elements (including, without limitation, the parties allegations, the evidences, awards and any Third Parties’ pronouncements as well as any other documentation exhibited or exchanged during the arbitral procedure), shall only be revealed to the Arbitral Tribunal, to the parties, to the parties’ attorneys and to any person necessary to the development of the arbitration, exception made to the cases where the disclosure of the material is required to fulfill obligations imposed by law or by any other competent authority.

Section 12.9 Costs and Expenses. During the arbitration, the costs of the proceedings, including the administrative costs of the ICC, arbitrator’s fees and independent expert’s fees, when applicable, shall be borne by the parties to the arbitration as per the Rules. The arbitral award shall order the losing party to reimburse the winning party, according to the outcome of their respective

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claims and taking into account other circumstances that the arbitral tribunal may deem relevant, for the costs of the arbitration as well as other reasonable expenses incurred by the parties to the arbitration, including contractual attorney’s fees, expert’s fees and other expenses that may be necessary or useful for the arbitral proceedings. The arbitral tribunal shall not order payment of legal attorney’s fees (honorários de sucumbência).

ARTICLE XIII

MISCELLANEOUS

Section 13.1 Entire Agreement. This Agreement, including the exhibits, annexes and schedules hereto and any other documents and instruments and agreements among the Parties or their respective Affiliates as contemplated by or referred to herein constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, except for the related provisions as set forth in the Business Combination Agreement.

Section 13.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered on a Business Day, otherwise on the next Business Day, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

Notice to Ambipar:	Ambipar Participações e Empreendimentos S.A. Avenida Pacaembu, nº 1088 Room 09, Pacaembu, 01234-000, São Paulo - SP Brazil
	Attention:	Luciana Freire Barca Nascimento;
Alessandra Bessa Alves de Melo
	Email:	luciana.barca@tbj.com.br;
alessandra.bessa@ambipar.com

Notice to Recipients:	Emergência Participações S.A. Avenida Angélica, nº 2346 5th floor, room 4, Consolação, 01228-200, São Paulo - SP Brazil
	Attention:	Luciana Freire Barca Nascimento;
Alessandra Bessa Alves de Melo
	Email:	luciana.barca@tbj.com.br;
alessandra.bessa@ambipar.com

Section 13.3 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision

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had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 13.4 Amendments. Subject to the terms of the Business Combination Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 13.5 Waiver. No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 13.6 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.  Subject to the first sentence of this Section 13.6, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 13.7 Successors and Assigns. This Agreement is binding on and inures to the benefit of the Parties to this Agreement and their respective permitted successors, permitted assigns and permitted transferees.

Section 13.8 Relationship of the Parties. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and neither Party nor its Affiliates shall have authority to contract for or bind the other Party or its Affiliates in any manner whatsoever.

Section 13.9 No Third-Party Beneficiaries. This Agreement benefits solely the Parties to this Agreement, and their respective permitted successors and assigns and nothing in this Agreement, express or implied, confers on any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.10 Counterparts; Electronic Delivery. This Agreement and the consummation thereof, may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the Effective Date by their respective duly authorized officers.

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.

By:	/s/ Luciana Freire Barca Nascimento
	Name:	Luciana Freire Barca Nascimento
	Title:	Officer

By:	/s/ Thiago da Costa Silva
	Name:	Thiago da Costa Silva
	Title:	Officer

EMERGÊNCIA PARTICIPAÇÕES S.A.

By:	/s/ Luciana Freire Barca Nascimento
	Name:	Luciana Freire Barca Nascimento
	Title:	Officer

By:	/s/ Thiago da Costa Silva
	Name:	Thiago da Costa Silva
	Title:	Officer

As intervening party

AMBIPAR EMERGENCY RESPONSE

By:	/s/ Thiago da Costa Silva
	Name:	Thiago da Costa Silva
	Title:	Officer

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Exhibit A

Ambipar Insurance Corretora de Seguros Ltda., a company organized under the laws of Brazil, with head offices at Avenida Pacaembu, n. 1088, Room 03, Pacaembu, São Paulo/SP, Zip Code: 01.234-000, enrolled with the CNPJ/ME under No. 12.696.314/0001-50.

Ambipar Response Geoweb Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. . 27.852.561/0001-75.

Ambipar Response Control Environmental Consulting S.A., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 10.550.896/0001-36..

Ambipar Dracares Apoio Marítimo e Portuário S.A., a company organized under the laws of Brazil, with head offices at Rua Fernandes Dias, n. 456, Room 301, Centro, São Francisco do Sul/SC, Zip Code: 89.240-000, enrolled with the CNPJ/ME under No. 07.049.258/0001-21.

Ambipar Response ES S.A., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400 , enrolled with the CNPJ/ME under No. 27.853.153/0001-38 .

Ambipar Response Flyone Servico Aereo Especializado, Comercio e Servicos S.A., a company organized under the laws of Brazil, with head offices at Avenida Ayrton Senna, n. 2541, Rua D2, Hangar 06, CTR 2017.0011, Barra da Tijuca, Rio de Janeiro/RJ, Zip Code: 22.775-002 , enrolled with the CNPJ/ME under No. 03.945.337/0001-60.

Ambipar Response Gás LTDA., a company organized under the laws of Brazil, with head offices at Rodovia Anhanguera, Km 120, Room 04, Distrito Industrial, Nova Odessa/SP, Zip Code: 13.388-220, enrolled with the CNPJ/ME under No.  28.906.435/0001-19.

Ambipar Response Geociências Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 17.732.383/0001-95.

Ambipar Insurance – Atendimento a Seguros Ltda., a company organized under the laws of Brazil, with head offices at Acesso Arnaldo Júlio Mauerberg, n. 1949, Portal dos Nobres, Americana/SP, Zip Code: 13.479-770, enrolled with the CNPJ/ME under No. 05.316.350/0001-85

Ambipar Response OGTEC Facilities Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Feu Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 24.792.315/0001-87.

Ambipar Response ORBITGEO Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 34.350.410/0001-84.

Ambipar Response S.A., a company organized under the laws of Brazil, with head offices at Avenida Pacaembu, n. 1088, Room 01, Pacaembu, São Paulo/SP, Zip Code: 01.234-000, enrolled with the CNPJ/ME under No. 11.414.555/0001-04.

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APW Ambiental e Transportes Ltda., a company organized under the laws of Brazil, with head offices at Estrada do Contorno, n. 11553, Galpão, Xerém, Duque de Caxias/RJ, Zip Code: 25.010-000 , enrolled with the CNPJ/ME under No. 03.912.776/0001-76..

Fênix Emergências Ambientais Ltda., a company organized under the laws of Brazil, with head offices at Rua André Pinto, n. 46, Parte, Ramos, Rio de Janeiro/RJ, Zip Code: 21.031-790, enrolled with the CNPJ/ME under No. 20.487.433/0001-20.

Jm Serviços e Locações S.A., a company organized under the laws of Brazil, with head offices at Rua Dionísio Gonçalves do Nascimento, n. 102, Sede, Raia Velha, Morretes/PR, Zip Code: 83.350-000, enrolled with the CNPJ/ME under No. 21.396.339/0001-29.

Jm Serviços Integrados S.A., a company organized under the laws of Brazil, with head offices at Rua Dionísio Gonçalves do Nascimento, n. 102, Raia Velha, Morretes/PR, Zip Code: 83.350-000, enrolled with the CNPJ/ME under No. 05.120.343/0001-03.

Lacerda & Lacerda Serviços de Transportes E Emergências Ambientais Ltda., a company organized under the laws of Brazil, with head offices at Rua Professor José Renault, n. 470, Room A, Santa Lúcia, Belo Horizonte/MG, Zip Code: 30.350-342, enrolled with the CNPJ/ME under No. 03.422.588/0001-60.

Ambipar Atendimento Médico Hospitalar Ltda., a company organized under the laws of Brazil, with head offices at Rodovia Anhanguera, km 120, room 02, Distrito Industrial I, Zip Code 13.388-220, at the city of Nova Odessa, State of São Paulo, Brazil, enrolled with the CNPJ/ME under No. 41.000.384/0001-20.

Ambipar Response Waste Water Control Ltda., a company organized under the laws of Brazil, with head offices at Rua Comendador Alcides Simão Helou, No. 708, Galpão G, Civit II, at the city of Serra, State of Espírito Santo, Zip Code 29.168-090, Brazil, enrolled with the CNPJ/ME under No. 28.688.286/0001-69.

RG Consultoria Técnica Ambiental S.A., a company organized under the laws of Brazil, with head offices at Avenida Professora Edna Maria de Albuquerque AFFI (Jd. Imperial 2A 4, Lt 27, Quadra 07, Jardim Imperial, Cuiabá/MT, Zip Code 78.076-001  enrolled with the CNPJ/ME under No. 14.113.259/0001-53.

RG Consultoria Técnica Ambiental Brasil Ltda., a company organized under the laws of Brazil, with head offices at Avenida Osvaldo Pucci, n. 685, Jardim Nossa Senhora do Carmo, São Paulo/SP, Zip Code: 08.270-700, enrolled with the CNPJ/ME under No. 34.717.458/0001-88.

BIOENV Analises e Monitoramento Ambiental Ltda., a company organized under the laws of Brazil, with head offices at Rua Perobas, n. 190, Bairro Coqueiral, Aracruz/ES, Zip Code: 29.199-117, enrolled with the CNPJ/ME under No. 10.335.931/0001-02.

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Exhibit B

Accounting documentation: ensuring consolidation of financial statements; external audit support; verification of accounting closings; validation and support to external accounting; definition of accounting parameters for payment allocation.

Archive: management and safekeeping of strategic documents.

Compliance: monitoring compliance with the code of conduct and policies; conducting training; evaluating and addressing with any communications involving non-compliance with any company policy; monitoring the compliance channels; issuing reports and opinions; contributing to the improvement of corporate governance.

Controllership: responsible for managing the inflow and outflow of financial resources, contributing to managerial and strategic decision making obtained by working alongside managers from all areas in the gathering of data and information for the execution of Budget Planning.

Debt collection: monitoring liabilities and outstanding amounts; debt collection services; issuing reports; liaising with legal team in cases of default

Facilities: maintenance; cleaning services, security services (including security guards and CCTV monitoring); concierge services and access control; facilities management.

Fleet management: managing the vehicles of the group (own and rented fleet), including maintenance, replacement, and compliance with regulatory requirements. Purchase and sale of vehicles and equipment, planning and verification of the costs involved.

Human Resources: managing human capital; recruitment and hiring services; execution of payroll and benefits; mediating the needs of employees and the organization.

Investor relations: holding meetings; direct assistance to investors; guided tours; compliance with company regulation; completing regulatory filing; relationship with internal audits.

Invoicing:  processing the invoicing of all operations in compliance with applicable legislation, monitoring applicable legislation and obligations.

IT: ensures information security, creates and improves new processes in order to increase the company’s performance; prevents and solves information technology related problems; develops systems to serve internal customers; installs and manages information technology infrastructure.

Labor safety: support to customers, emergencies, and business units; document preparation; accident investigation and analysis; scheduling of periodic examinations; preparation of accident indicators (frequency and severity rate); health and safety campaigns; follow-up of expert examinations; management and application of training; documentation control (health and safety, PPE records, and work order); inspection and firefighting equipment.

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Legal:  legal strategy; contentious and non-contentious legal support; contract management; providing training to internal clients; site visits to the business units and participating in strategic meetings.

Marketing: elaborating and carrying out internal and external campaigns; monitoring and managing social networks; carrying out market and client portfolio studies; elaborating strategies to strengthen the brand.

Organization and corporate support activities: management of internal corporate document; assisting with client registration forms; corporate assistance to directors and officers.

Project assessment: monitoring of mobilizations of new contracts and projects; improving processes and procedures; implementing existing procedures for acquired companies, including training, testing, and configurations in all areas; implementing and updating of systems (acquired and new).

Quality assurance: supplier approvals; updating procedures related to industrial activities and processes; visits to customers’ plants; legal documentation; fulfilling requirements in legal systems; full implementation of specific systems; training; integration of group companies in ERP; planning audits and certifications.

Sustainability advisory services: implementation and management of sustainability indicators; addressing sustainability queries from customers, suppliers, investors, creditors; manage and consolidate data related to the sustainability report; participation and presentation of sustainability forums; ESG training/integration; sponsorship support; integration of mergers/acquired companies in the internal culture; monitoring and development of actions for sustainability indexes in stock exchange.

Treasury: performs the budgetary and administrative control of the companies, with the objective of reaching its goals and improving the results.

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Exhibit C

Joinder Agreement

[ADDRESS]

Ladies and Gentlemen,

Reference is made to the Cost Sharing Agreement, dated as of [•], 2022 (as amended, supplemented or otherwise modified from time to time, the “Agreement”), by and among Ambipar Participações e Empreendimentos S.A., a Brazilian corporation enrolled with the CNPJ/ME under No. 12.648.266/0001-24, with head offices at Av. Pacaembu No. 1088, room 09, Pacaembu, at the City and State of São Paulo, Zip Code 01234-000 (“Ambipar”), Emergência Participações S.A., a company organized under the laws of Brazil, with head offices at Avenida Angélica, No. 2346, 5th floor, room 04, , Consolação, in the City and State of São Paulo, Brazil, Zip Code 01.228-200, enrolled with the CNPJ/ME under No. 10.645.019/0001-49 (“Emergência”) and its subsidiaries listed in Exhibit A to the Agreement, a copy of which is attached hereto as Annex A. Capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.

[            ] (the “Additional Recipient”) desires to receive certain Shared Activities pursuant to the terms and conditions set forth in the Agreement.

The Additional Recipient hereby (i) acknowledges that it has received and reviewed a complete and correct copy of the Agreement and all exhibits, schedules and annexes thereto (ii) agrees that by executing this Joinder Agreement it becomes a Party to the Agreement as of the date hereof, (iii) assumes all of the obligations of a Recipient under the Agreement, and (iv) agrees that it shall be fully bound by, and subject to, all of the covenants, terms, obligations and conditions of the Agreement as if it were a Recipient.

This Joinder Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Joinder Agreement by executing a counterpart.

This Joinder Agreement shall be governed by and construed in accordance with the laws of Brazil.

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